SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                  Under the Securities Exchange Act of 1934

                             SECURED INCOME L.P.
                                (Name of Issuer)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                    813901105
                                 (CUSIP Number)

                                GINA S. SCOTTI
                                    SECRETARY
                      WEST PUTNAM HOUSING INVESTORS II LLC
                             599 WEST PUTNAM AVENUE
                         GREENWICH, CONNECTICUT 06830
                                 (203) 869-0900
                    (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                             and Communications)

                               with a copy to:

                            ABBE L. DIENSTAG, ESQ.
                      KRAMER, LEVIN, NAFTALIS & FRANKEL LLP
                     919 THIRD AVENUE, NEW YORK, NY 10022
                                 (212) 715-9100

                                 August 21, 2000
                      (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g) check the following box: ?

                                Page 1 of 8 Pages

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                                       13D                Page 2 of 8 Pages

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--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WEST PUTNAM HOUSING INVESTORS II, LLC

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[X]
                                                                         (b)|_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          WC
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                           |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES
         BENEFICIALLY                   186,217 Units (See Item 5)
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH
--------------------------------------------------------------------------------
                                  8     SHARED VOTING POWER

                                        None
--------------------------------------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER

                                        186,217 Units (See Item 5)
--------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          186,217 Units (See Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          18.9%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

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                                       13D                Page 3 of 8 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          WEST PUTNAM HOUSING INVESTORS LLC

--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[X]
                                                                         (b)|_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          WC, AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                           |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES
         BENEFICIALLY                   40,961 Units (See Item 5)
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH
--------------------------------------------------------------------------------
                                  8     SHARED VOTING POWER

                                        186,217 Units (See Item 5)
--------------------------------------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER

                                        40,961 Units (See Item 5)
--------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        186,217 Units (See Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          227,178 Units (See Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          OO
--------------------------------------------------------------------------------

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                                       13D                Page 4 of 8 Pages

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
    1     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          RICHARD P. RICHMAN
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)[X]
                                                                         (b)|_|
--------------------------------------------------------------------------------
    3     SEC USE ONLY

--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS

          AF
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)
                                                                           |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------------------------------------------------------------------------------
          NUMBER OF               7     SOLE VOTING POWER
            SHARES
         BENEFICIALLY                   None
           OWNED BY
             EACH
          REPORTING
            PERSON
             WITH
--------------------------------------------------------------------------------
                                  8     SHARED VOTING POWER

                                        227,178 Units (See Item 5)
--------------------------------------------------------------------------------
                                  9     SOLE DISPOSITIVE POWER

                                        None
--------------------------------------------------------------------------------
                                  10    SHARED DISPOSITIVE POWER

                                        227,178 Units (See Item 5)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          227,178 Units (See Item 5)
--------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES

--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          23.1%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON

          IN
--------------------------------------------------------------------------------

                                  Schedule 13D

Item 1.           Security and Issuer

      This Statement on Schedule 13D (this "Statement") relates to the units of limited partnership interest ("Units") of Secured Income L.P., a Delaware limited partnership (the "Partnership"). The Partnership's principal executive offices are located at c/o Wilder Richman Resources Corporation, 599 West Putnam Avenue, Greenwich, CT 06830.

Item 2.           Identity and Background.

(a) This Statement is being filed on behalf of West Putnam Housing Investors II LLC, a Delaware limited liability company ("West Putnam II"), West Putnam Housing Investors LLC, a Delaware limited liability company ("West Putnam"), and Richard P. Richman (collectively, the "Reporting Persons").

(b) The business address and address of the principal office of each of the Reporting Persons is 599 West Putnam Avenue, Greenwich, CT 06830.

(c) West Putnam and West Putnam II were both formed for the purpose of investing in Secured Income L.P. (the "Partnership"). Mr. Richman is principally engaged in the syndication, development, and management of residential properties as the President of The Richman Group, Inc. and its affiliates, which have a business address of 599 West Putnam Avenue, Greenwich, CT 06830. Mr. Richman is the sole managing member of West Putnam. West Putnam is the sole Managing Member of West Putnam II.

(d) None of the Reporting Persons has, during the five years prior to the date hereof, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)   Mr. Richman is a citizen of the United States of America.

Item 3.           Source and Amount of Funds or Other Consideration.

      West Putnam purchased Units in a tender offer consummated in August 1998 at a cost of $296,967.25. West Putnam purchased Units in a tender offer consummated in August 2000 at a cost of $2,169,428 (see Item 5(c) for further details of the purchase price). The source of funds for each of West Putnam and West Putnam II was capital contributions from its members.

Item 4.           Purpose of Transaction.

      West Putnam II is 33-1/3% directly owned by West Putnam, which in turn is directly owned by Mr. Richman and Robert H. Wilder. Messrs. Richman and Wilder and certain other affiliates of West Putnam II control Wilder Richman Resources Corporation, a Delaware corporation and WRC 87A Corporation, a Delaware corporation, two of the three general partners of the Partnership. Michael J. Levitt and Joel I. Picket indirectly own the remaining interests in West Puntam II in equal parts. Mr.

Levitt has direct and indirect ownership interests in MJL Westmont, L.L.C., one of the general partners of Columbia Westmont Associates L.P. (the "Columbia Partnership"). The Columbia Partnership is one of the operating partnerships in which the Partnership is invested. Mr. Picket has direct and indirect beneficial ownership interests in Columbus Development Associates, LP, a limited partner in the Columbia Partnership.

      The Reporting Persons acquired the Units reported as beneficially owned by them for investment purposes. The Reporting Persons have no current plans or proposals which relate to or would result in any event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own an aggregate of 227,178 Units, representing approximately 23.1% of the outstanding Units. West Putnam directly holds 40,961 of such Units, representing approximately 4.2% of the outstanding Units, and West Putnam II directly holds 186,217 of such Units, representing approximately 18.9% of the outstanding Units.

(b) West Putnam and West Putnam II have the sole power to vote, direct the vote of, dispose of, or direct the disposition of, the Units each such entity directly holds. West Putnam is the sole managing member of West Putnam II and may therefore be deemed to be a beneficial owner of all Units that West Putnam II holds directly. Mr. Richman is the sole managing member of West Putnam and may therefore be deemed to be a beneficial owner of all Units that West Putnam and West Putnam II hold directly. West Putnam and Mr. Richman disclaim beneficial ownership of the Units that they may be deemed to own beneficially by reason of these relationships, except to the extent of their direct economic interests. By reason of certain rights that they have under the limited liability company agreement of West Putnam II referred to in Item 6, members of West Putnam II may be deemed to have shared voting and dispositive rights over the Units owned by West Putnam II.

(c) On August 21, 2000, West Putnam II accepted for purchase the Units that it holds in a tender offer (the "Offer") which expired on August 18, 2000. The purchase price per Unit in the Offer was $20.00, less $8.35 per Unit distributed to Unit holders by the Partnership on July 31, 2000, resulting in a net payment of $11.65 per Unit.

(d)   Not applicable.

(e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

      The limited liability operating agreement of West Putnam II requires the unanimous consent of West Putnam II's members for West Putnam II's exercising any rights as a holder of Units, including, without limitation, selling or otherwise disposing such Units or exercising the voting rights of such Units. A copy of the limited liability company agreement of West Putnam II is annexed to this Schedule 13D as Exhibit 2. A copy of the limited liability company agreement of West Putnam II is annexed to this Schedule 13D as Exhibit 3.

Item 7.           Material to be Filed as Exhibits.

      1.    Agreement of Joint Filing

      2.    Limited Liability Company Agreement of West Putnam II

      3.    Limited Liability Company Agreement of West Putnam

                                    SIGNATURE


      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete, and correct.


Dated:  August 31, 2000


                        WEST PUTNAM HOUSING INVESTORS II LLC

                        By:  WEST PUTNAM HOUSING INVESTORS LLC,
                        its Managing Member



                        By: /s/ Richard P. Richman
                            --------------------------------------
                        Richard P. Richman, its Managing Member


                        WEST PUTNAM HOUSING INVESTORS LLC,



                        By: /s/ Richard P. Richman
                            --------------------------------------
                        Richard P. Richman, its Managing Member


                        RICHARD P. RICHMAN


                        /s/ Richard P. Richman
                        --------------------------------------
                        in his individual capacity

                                                                       Exhibit 1

                            AGREEMENT OF JOINT FILING

            The undersigned persons hereby agree to file with the Securities and Exchange Commission the Statement on Schedule 13D (the "Statement") to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

            IN WITNESS WHEREOF, the undersigned have executed this Agreement as of August 31, 2000.


                        WEST PUTNAM HOUSING INVESTORS II LLC

                        By:  WEST PUTNAM HOUSING INVESTORS LLC,
                        its Managing Member



                        By: /s/ Richard P. Richman
                            --------------------------------------
                        Richard P. Richman, its Managing Member


                        WEST PUTNAM HOUSING INVESTORS LLC,



                        By: /s/ Richard P. Richman
                            --------------------------------------
                        Richard P. Richman, its Managing Member


                        RICHARD P. RICHMAN


                        /s/ Richard P. Richman
                        --------------------------------------
                        in his individual capacity

                                                                       Exhibit 2
                      WEST PUTNAM HOUSING INVESTORS II LLC
                       LIMITED LIABILITY COMPANY AGREEMENT

            This Limited Liability Company Agreement (as the same may be amended from time to time, this "Agreement") of West Putnam Housing Investors II LLC, a Delaware limited liability company (the "Company"), is made and entered into by and among the persons executing this Agreement as Members and shall be effective as of the Effective Date (as defined below).

                                   ARTICLE ONE
                                   DEFINITIONS

            For purposes of this Agreement, unless the context otherwise requires, terms shall be used with the meanings given to them under the Act, and the following terms shall have the meanings set forth hereafter:

1.1. "Act" means the Delaware Limited Liability Company Act and any and all amendments and modifications thereto.

1.2.  "Change of Control" means, with respect to a given Member, that

     (a) any Person becomes the beneficial owner of 50% or more of such Member's voting equity interests; provided, however, that a Change of Control will not occur if the Person owning the voting equity interests of such Member as of the Effective Date transfers the economic rights of such Member's voting equity interests to one or more immediate family members but retains the voting rights of such voting equity interests;

     (b) individuals or entities who constitute the managing member(s), director(s), general partner(s) or other governing individuals or body of such Member at the time of such Member is admitted as a member of the Company cease to constitute a majority of such governing individuals or body;

     (c) any merger or consolidation of a Member with or into any other entity is approved by the equity holders thereof; or

     (d) the equity holders of such Member approve a plan of liquidation of such Member or an agreement for the sale or disposition by the Member of all or substantially all of such Member's assets.

1.3. "Capital Contribution" means any contribution of Property actually made by or on behalf of a Member.

1.4. "Disposition" means any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation or other transfer, whether absolute or as security or encumbrance (including dispositions by operation of law). "Dispose" means to make a Disposition.

1.5. "Dissolution Event" means an event, the occurrence of which will result in the dissolution of the Company under Article Eight hereof.

1.6. "Effective Date" means the date on which the certificate of formation of the Company was filed with the Delaware Secretary of State.

1.7. "Managing Member" means West Putnam Housing Investors LLC or any Person elected as a successor Managing Member pursuant to the terms of this Agreement.

1.8. "Member" means each Person who executes this Agreement as a Member for so long as such Person remains a member of the Company and any successor or other Person subsequently admitted as a member of the Company.

1.9. "Percentage Interest" means a Member's percentage ownership interest of the equity in the Company as set forth in Schedule A hereto, as the same may be amended from time to time.

1.10. "Person" means any individual, estate, corporation, trust, joint venture, partnership or limited liability company of every kind and nature, and any other individual or entity in its own or any representative capacity.

1.11. "Property" means any property, real or personal, tangible or intangible, including money, and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

                                  ARTICLE TWO
                                    FORMATION

2.1.  Organization.   The Members hereby organize the Company as a Delaware
limited liability company pursuant to the provisions of the Act.

2.2. Term. The Company shall be dissolved and its affairs wound up as provided in the Act and this Agreement on July 15, 2050, unless the Company shall be sooner dissolved and its affairs wound up in accordance with the Act or this Agreement.

2.3. Registered Agent and Office. The registered agent for the service of process and the registered office shall be Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805-1297. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Members shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be.

2.4. Principal Office. The principal office of the Company shall be located at 599 West Putnam Avenue, Greenwich, Connecticut 06830, or such other location as the Managing Member shall designate by notice to the Members.

                                 ARTICLE THREE
                                     PURPOSE

            The Company has been formed for the principal purpose of acquiring and investing in certain limited partnership interests, and buying, selling, investing, reinvesting, owning, managing and otherwise dealing with any other type of property hereafter acquired by the Company, whether real or personal, tangible or intangible. The Company may engage in any other lawful act or activity for which a limited liability company may be formed under the Act, including, without limitation, borrowing money and entering into loan, security, guarantee and or other agreements related thereto.

                                  ARTICLE FOUR
                          RIGHTS AND DUTIES OF MEMBERS

4.1.  Management Rights.

     (a) Subject to Section 4.1(b), the business and affairs of the Company shall be managed by its Managing Member and, except as may be specifically provided in this Agreement, no other Member, as such, shall have the right or authority to bind the Company. Subject to Section 4.1(b), the Managing Member shall have the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company. West Putnam Housing Investors LLC shall be the initial Managing Member of the Company and shall continue in that capacity until it is dissolved or resigns or is removed by the Members. In the event that the Managing Member shall die, be dissolved, resign, or be removed, the Members shall elect one or more successor Managing Member(s) by vote of Members holding a majority of all Percentage Interests. Any action which may be taken at a meeting of the Members may be taken without a meeting if Members casting votes sufficient to approve such action consent thereto in writing.

     (b) Notwithstanding anything in Section 4.1(a) to the contrary, the following actions by the Company shall require the unanimous consent of the
Members:

          (i) altering any of the terms of any tender offer conducted by the Company for the units of limited partnership interest ("Units") of Secured Income L.P., a Delaware limited partnership ("Secured Income"), including, without limitation, extending or terminating such tender offer or changing the per-Unit purchase price thereof;

          (ii) exercising any rights as a holder of Units, including, without limitation, selling or otherwise disposing such Units or exercising the voting rights of such Units;

          (iii) making any distribution of Company Property to Unit Holders; or

          (iv) causing the Company to be dissolved or liquidated or its affairs to be wound up.

     (c) In carrying out its duties and responsibilities hereunder, the Managing Member may, but shall not be obligated to, appoint individuals as officers of the Company in each of the following positions: President, Executive Vice President, Senior Vice President, Vice President,

Assistant Vice President, Secretary and Treasurer. Each of such individuals shall serve at the pleasure of the Managing Member. An officer may but need not be a Member or an employee of a Member of the Company.

4.2. Authority to Bind the Company. Unless all of the Members otherwise agree in writing, no agreement, undertaking, instrument, written obligation, certificate or other commitment shall be made by or on behalf of the Company unless made in an instrument signed by the Managing Member.

4.3. Percentage Interests. The Percentage Interests may be adjusted from time to time as agreed by all of the Members. The Managing Member may amend Schedule A hereto from time to time to reflect any addition, withdrawal, or change in Members or any adjustments to any Member's Capital Contribution or Percentage Interest.

4.4. Reimbursement. The Managing Member and any affiliates of the Managing Member shall be reimbursed for all costs and expenses incurred by them on behalf of the Company, including, but not limited to, legal fees relating to the formation of the company, current and recurring legal and accounting expenses, and other costs associated with the Company's operations.

4.5. Liability. Except as otherwise provided under Section 4.6, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company. The Managing Member, any other Member, and their respective members, officers, and other controlling persons through which the Managing Member or Member acts (collectively, "Controlling Persons") shall not be obligated personally for any such debt, obligation or liability of the Company or any other Member solely by reason of being the Managing Member, a Member, or a Controlling Person. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on a Managing Member, any other Member, or any Controlling Person for the liabilities of the Company.

4.6. Exculpation. The Managing Member, any other Member, their respective Controlling Persons, and any officer of the Company shall not be liable to the Company or any Member for any loss, damage or claim incurred by reason of any act or omission of such Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of authority conferred on such Person by this Agreement.

4.7. Indemnification. Any Person who was or is a Managing Member, Member, Controlling Person, or officer of the Company (an "Indemnified Party") shall be indemnified and held harmless by the Company from and against any and all losses, claims, damages, liabilities, expenses (including reasonable legal and other professional fees and disbursements), judgments, fines, settlements, and other amounts incurred (collectively, the "Indemnification Obligations") in connection with any and all claims, demands, actions, suits or proceedings (civil, criminal, administrative, or investigative), actual or threatened, in which such Indemnified Party may be involved, as a party or otherwise, by reason of such Indemnified Party's service to, or on behalf of, or management of the affairs of, the Company, or rendering of advice or consultation with respect thereto, whether or not the Indemnified Party continues to be serving in the above-described capacity at the time any such Indemnification Obligation is paid or incurred. Notwithstanding the foregoing, the Company shall not provide indemnification regarding any Indemnification Obligation to the extent resulting from action or inaction of such Indemnified Party that, in each case, constituted gross negligence, willful misconduct, a breach of the Indemnified Party's fiduciary duty or duty of loyalty to the Company, or an act (a) that was in bad faith, (b) that involved a knowing violation of law, or (c) from which the Indemnified Party derived an improper personal benefit. The termination of a proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that such Indemnification Obligation resulted from the gross negligence or willful misconduct of such Indemnified Party. Expenses (including reasonable legal and other professional fees and disbursements) incurred in any proceeding will be paid by the Company, as incurred, in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such Indemnified Party to repay such amount if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified by the Company as authorized hereunder.

                                  ARTICLE FIVE
                              CAPITAL CONTRIBUTIONS

5.1. Generally. The Members' Capital Contributions are as set forth beside their respective names in Schedule A hereto. The Members shall make such additional Capital Contributions to the Company as the Managing Member may require from time to time. Any such capital contributions shall be made in proportion to the Members' Percentage Interests in the Company. No interest shall accrue on any such Capital Contribution, and no Member shall have the right to withdraw or be repaid any such Capital Contribution, except as specifically provided in this Agreement.

5.2.  Capital Accounts.

     (a) A capital account shall be established for each Member on the books of the Company. Each Member's capital account shall be credited with such Member's initial Capital Contribution as set forth in Schedule A hereto, any additional Capital Contributions made by or on behalf of such Member, such Member's distributive share of profits, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

     (b) Each Member's capital account shall be debited with the amount of cash and the value of any Company property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of losses, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

     (c) In the event any Percentage Interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the capital account of the transferor to the extent it relates to the transferred interest.

     (d) The Managing Member shall maintain the Members' capital accounts in accordance with the Internal Revenue Code (the "Code") Section 704(b) and with Treasury Regulation Section 1.704-1(b). In the event the Managing Member shall determine that it is prudent to modify the manner in which the capital accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Managing Member may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to Article Seven hereof or upon the dissolution of the Company.

                                  ARTICLE SIX
                 ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

            The profits and losses from operations of the Company for any fiscal year or other period or from the sale or other disposition of all or any part of the Company's Property, whether or not they result in a dissolution and liquidation of the Company, shall be allocated to the Members in accordance with their Percentage Interests in the Company. Distributions of Property of the Company shall be made at such times, in such manner and in such amounts as the Managing Member may determine; provided, however, that each such distribution shall be made to the Members in accordance with their respective Percentage Interests in the Company.

                                 ARTICLE SEVEN
                      DISPOSITION OF MEMBERSHIP INTERESTS

7.1.  Generally.

     (a) Restrictions on Dispositions.

          (i) No Member shall sell, assign, transfer, bequeath, donate, or grant a security interest in, encumber, pledge, or in any way dispose of its interest in the Company (including any beneficial or economic interest therein) or any part thereof, either voluntarily or involuntarily, or withdraw or retire from the Company, without the consent of all Members, which consent may be withheld arbitrarily; provided, however, that a Member may transfer its membership interest to another entity that is under common control with such Member following written notice to the Company without the consent of the Members. For purposes of the preceding sentence, two Persons shall be deemed to be under "common control" if a single Person, directly or through one or more intermediaries, beneficially owns more than 50% of the voting equity interests that have the right to manage the business and affairs of such two Persons.

          (ii) Prior written notice of any transfer shall be promptly provided to the other Members and the Company, and such transfer shall not be deemed finally effected in the books and records of the Company unless and until the transferee shall execute such documents, as shall be prepared by counsel to the Company, to confirm the foregoing and to accept the terms and provisions of this Agreement.

     (b) The transferee of any Member's interest in the Company shall be subject to all the terms, conditions, restrictions and obligations of this Agreement, including the provisions of this Section.

     (c) Change of Control.

          (i) Each Member shall give prompt written notice to the Company of any Change in Control with respect to such Member. The Company shall have the option to purchase the interest of such Member or its successor for a period of six (6) months from the date of such notice. The option shall be exercised by written notice to the Member or its successor. The purchase price, payment method and manner of closing shall be as set forth in Sections 7.1(d) and (e).

          (ii) If the Company shall not elect to purchase the entire interest of such Member within the six (6) month period described above, the remaining Members shall have the option to purchase all or the remaining part thereof, as the case may be, from such Member or its successor for a period of an additional three (3) months, in proportion to their interests in the Company. Members electing to purchase the interest of such Member shall have the right to purchase, pro rata, any portion of the interest not subscribed for by the other remaining Members. The Company and the other remaining Members in the aggregate must elect to purchase the entire interest offered or the option shall be deemed not exercised. The purchase price, payment method and manner of closing shall be as set forth in Sections 7.1(d) and (e).

     (d) Exercise of purchase option.

          (i) If the Company or remaining Members shall exercise the option granted pursuant to 7.1(c), the purchase price of such Member's interest in the Company shall be determined as hereinafter set forth.

          (ii) If the Company (or remaining Members) and the Member or its successor agree on a purchase price for the Member's interest, such agreed upon price shall be the purchase price. If the parties cannot agree on a purchase price for a Member's interest within ninety (90) days from the date of the written notice of election by the Company or remaining Members, the purchase price for such Member's interest shall be an amount equal to the net fair market value (i.e., after debts and obligations) of the Company's Property multiplied by such Member's Percentage Interest in the Company. In determining net fair market value, the Company (or remaining Members) and the Member or its successor in interest shall agree upon an appraiser who shall determine the net fair market value of the Company's Property. If the parties cannot agree upon an appraiser, each shall appoint an appraiser and the two appraisers so chosen shall appoint a third appraiser. If the two appraisers cannot agree upon a third appraiser, the third appraiser shall be selected under the Commercial Arbitration Rules of the American Arbitration Association. All of the appraisers shall be MAI certified unless all of the parties waive this requirement. The three appraisers shall determine the net fair market value of the Company's Property. However, if they are unable to agree upon a net fair market value, each appraiser shall submit a report as to his or its determination of net fair market value, and the average of the two closest computed net fair market values shall be the net fair market value. Each side shall bear the cost of its appraiser and shall share equally the cost of the third appraiser. The determination of net fair market value by the appraisers shall be made within forty-five (45) days after the expiration of the ninety (90) day period referred to above.

     (e) Closing of purchase option sale. The closing of a sale pursuant to
Section 7.1(d) shall be held at a mutually convenient place and on a mutually convenient business day within thirty (30) days following the determination of the purchase price. The Company (or remaining Members) shall have the right to elect to pay up to eighty percent (80%) of the purchase price by delivering a promissory note which (i) shall be due within five (5) years of the closing date, (ii) shall provide for interest at the "Prime Rate" announced by Fleet Bank, National Association, Hartford, Connecticut, as of the commencement date of each year that the note exists and payable on the outstanding principal balance of the note at the time payments of principal shall be due, (iii) shall provide for quarterly payments of principal at the end of each quarter that the note exists, which shall be sufficient to amortize the principal amount of the note over the term of the note, (iv) shall permit prepayment in full or in part without penalty or premium, together with all accrued and unpaid interest, (v) shall allow the holder to receive reasonable costs including attorneys' fees for collection of the note and (vi) shall provide for the acceleration of the note in the event of: the sale of all or substantially all of the assets of the Company (and, where purchased by remaining Members, the sale of any interest in the Company by any such remaining Member) of or a default in the payment of principal or interest on the note continuing for fifteen (15) days after the same is due. The note shall also contain such other acceleration and default provisions as typically would be contained in such a commercial note.

7.2. Non-compliant Dispositions Void - Any attempted Disposition of a Member's interest in the Company, or any part thereof, not in compliance with this Article Seven is null and void ab initio.

                                 ARTICLE EIGHT
                           DISSOLUTION AND WINDING UP

8.1. Dissolution. The Company shall be dissolved and its affairs wound up, upon the first to occur of the following events (each of which shall constitute a Dissolution Event):

     (a) the expiration of the term established in Section 2.2 hereof;

     (b) the written consent of all Members; or

     (c) the entry of a decree of judicial dissolution under Section 18-802 of the Act.

8.2. Effect of Dissolution. Upon dissolution, the Company shall cease carrying on and begin winding up the Company business, but the Company is not terminated, and shall continue, until the winding up of the affairs of the Company is completed and a certificate of cancellation has been filed with the Delaware Department of State.

8.3. Distribution of Assets on Dissolution. Upon the winding up of the Company, the Property of the Company shall be distributed as provided in the Act and among the Members in accordance with their respective Percentage Interests in the Company.

8.4. Winding Up and Certificate of Cancellation. The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining Property of the Company has been distributed to the Members. Upon the completion of winding up of the Company, a certificate of cancellation, which shall set forth the information required by the Act, shall be filed in the Delaware Department of State.

                                  ARTICLE NINE
                            MISCELLANEOUS PROVISIONS

9.1. Entire Agreement; Amendment. This Agreement represents the entire agreement among the Members and between the Members and the Company with respect to the subject matter hereof. This Agreement may be amended only by a written instrument signed by all of the Members.

9.2. Rights of Creditors and Third Parties under Agreement. This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, the Members and their successors and permitted transferees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. No such creditor or other Person shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any capital contribution, any Member's interest in the Company or otherwise.

9.3. Counterparts. This Agreement may be executed in two or more counterparts, all of which taken together shall be deemed one agreement.

9.4. Notice. All notices made pursuant hereto shall be in writing. Notice to the Company shall be addressed to the Company at the address of its principal office established as provided in Section 2.4 hereof. Notice to a Member shall be addressed to the Member at the address of such Member reflected in the records of the Company. Notice shall be considered duly given (a) on the day when delivered personally, (b) on the business day when sent by facsimile provided receipt of such transmission is confirmed, (c) on the business day immediately succeeding the day on which Notice is sent by recognized overnight courier, and
(d) when received if mailed by first class mail postage prepaid.

     [Remainder of page intentionally left blank; signature page follows]

            IN WITNESS WHEREOF, the undersigned Members have executed this Agreement as of the Effective Date.


WEST PUTNAM HOUSING INVESTORS LLC


By: /s/ Richard P. Richman
   ----------------------------
Name:  Richard P. Richman
Title:  Managing Member


MJL WESTMONT, L.L.C.


By: /s/ Michael J. Levitt
   -----------------------------
Name:  Michael J. Levitt
Title: Member


COLUMBUS DEVELOPMENT ASSOCIATES, L.P.
By: Colum Development, LLC, a general partner

By: /s/ Joel I. Picket
    -------------------------------
Name:  Joel I. Picket
Title:  Manager

                                                                       Exhibit 3

                        WEST PUTNAM HOUSING INVESTORS LLC
                       LIMITED LIABILITY COMPANY AGREEMENT


            This Limited Liability Company Agreement of West Putnam Housing Investors LLC, a Delaware limited liability company (the "Company"), is made and entered into by and among the persons executing this Agreement as Members and shall be effective as of the Effective Date (as defined below).

                                    ARTICLE I

                                   DEFINITIONS

            For purposes of this Agreement, unless the context otherwise requires, terms shall be used with the meanings given to them under the Act, and the following terms shall have the meanings set forth hereafter:

            1. Act - The Delaware Limited Liability Company Law and any and all amendments and modifications thereto.

            2. Agreement - This Limited Liability Company Agreement, as the same may be amended from time to time.

            3. Capital Contribution - Any contribution of Property actually made by or on behalf of a Member.

            4. Disposition (Dispose) - Any sale, assignment, transfer, exchange, mortgage, pledge, grant, hypothecation or other transfer, whether absolute or as security or encumbrance (including dispositions by operation of law).

            5. Dissolution Event - An event, the occurrence of which will result in the dissolution of the Company under Article VIII hereof.

            6. Effective Date - The date on which the certificate of formation of the Company was filed with the Delaware Secretary of State.

            7. Member - Each Person who executes this Agreement as a Member, and their respective successors.

            8. Percentage Interest - The percentage interest of a Member as set forth in Schedule A hereto.

            9. Person - Any individual, estate, corporation, trust, joint venture, partnership or limited liability company of every kind and nature, and any other individual or entity in its own or any representative capacity.

            10. Property - Any property, real or personal, tangible or intangible, including money, and any legal or equitable interest in such property, but excluding services and promises to perform services in the future.

                                   ARTICLE II

                                    FORMATION

            1. Organization - The Members hereby organize the Company as a Delaware limited liability company pursuant to the provisions of the Act.

            2. Term - The Company shall be dissolved and its affairs wound up as provided in the Act and this Agreement on July 15, 2048, unless the Company shall be sooner dissolved and its affairs wound up in accordance with the Act or this Agreement.

            3. Registered Agent and Office - The registered agent for the service of process and the registered office shall be Corporation Service Company, 1013 Centre Road, Wilmington, Delaware 19805-1297. In the event the registered agent ceases to act as such for any reason or the registered office shall change, the Members shall promptly designate a replacement registered agent or file a notice of change of address, as the case may be.

            4. Principal Office - The principal office of the Company shall be located at 599 West Putnam Avenue, Greenwich, Connecticut 06830, or such other location as the Managing Member shall designate by notice to the Members.

                                   ARTICLE III

                                     PURPOSE

            The Company has been formed for the principal purpose of acquiring and investing in certain limited partnership interests, and buying, selling, investing, reinvesting, owning, managing and otherwise dealing with any other type of property hereafter acquired by the Company, whether real or personal, tangible or intangible. The Company may engage in any other lawful act or activity for which a limited liability company may be formed under the Act, including, without limitation, borrowing money and entering into loan, security and/or guarantee agreements related thereto.

                                   ARTICLE IV

                          RIGHTS AND DUTIES OF MEMBERS

            1. Management Rights - (a) The business and affairs of the Company shall be managed by its Managing Member and, except as may be specifically provided in this Agreement, no other Member, as such, shall have the right or authority to bind the Company. The Managing Member shall have the power, on behalf of the Company, to do all things necessary or convenient to carry out the business and affairs of the Company. Mr. Richard P. Richman shall be the Managing Member of the Company, and shall continue in that capacity until he dies or resigns or is removed by the Members. In the event that the Managing Member shall die, resign or be removed, one or more successor Managing Member[s] shall be elected by the Members. All Members shall be entitled to vote on all matters requiring the approval of the Members. All matters submitted for the approval of the Members shall require the vote of a Majority of the Members for passage. For purposes of this Agreement, whenever the consent or approval of the Members is required, it shall mean the consent or approval of more than fifty percent (50%) of the Percentage Interests in the Company. Any action which may be taken at a meeting of the Members may be taken without a meeting if Members casting votes sufficient to approve such action consent thereto in writing.

                  (b) In carrying out his duties and responsibilities hereunder, the Managing Member may, but shall not be obligated to, appoint individuals as officers of the Company in each of the following positions: President, Executive Vice President, Senior Vice President, Vice President, Assistant Vice President, Secretary and Treasurer. Each of such individuals may serve at the pleasure of the Managing Member. An officer may but need not be a Member of the Company.

            2. Authority to Bind the Company - Unless the Members otherwise agree, no agreement, undertaking, instrument, written obligation, certificate or other commitment shall be made by or on behalf of the Company unless made in an instrument signed by the Managing Member.

            3. Company Interests - The Percentage Interest in the Company of each Member shall be as set forth on Schedule A hereto. The Percentage Interests may be adjusted from time to time as agreed by all of the Members.

            4. Liability of Members - No Member shall be liable for the obligations or liabilities of the Company. The failure of the Company to observe any formalities or requirements relating to the exercise of its powers or management of its business or affairs under this Agreement or the Act shall not be grounds for imposing personal liability on any Member for the liabilities of the Company.


                                    ARTICLE V

                                  CONTRIBUTIONS

            The Members have contributed or will contribute to the capital of the Company the amounts set forth beside their respective names of Schedule A hereof. The Members shall make such additional Capital Contributions to the Company as the Managing Member may require from time to time. Any such capital contributions shall be made in proportion to the Members' Percentage Interests in the Company. No interest shall accrue on any such Capital Contribution, and no Member shall have the right to withdraw or be repaid any such Capital Contribution, except as provided in this Agreement.

            A capital account shall be established for each Member on the books of the Company. Each Member's capital account shall be credited with such Member's initial Capital Contribution as set forth in Schedule A hereto, any additional Capital Contributions made by or on behalf of such Member, such Member's distributive share of profits, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member.

            Each Member's capital account shall be debited with the amount of cash and the value of any Company property distributed to such Member pursuant to any provision of this Agreement, such Member's distributive share of losses, and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

            In the event any Percentage Interest in the Company is transferred in accordance with the terms of this Agreement, the transferee shall succeed to the capital account of the transferor to the extent it relates to the transferred interest.

            The Managing Member shall maintain the Members' capital accounts in accordance with the Internal Revenue Code ("Code") Section 704(b) and with Treasury Regulation Section 1.704-1(b). In the event the Managing Member shall determine that it is prudent to modify the manner in which the capital accounts, or any debits or credits thereto, are computed in order to comply with such Regulations, the Managing Member may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member pursuant to Article VII hereof or upon the dissolution of the Company.

                                   ARTICLE VI

               ALLOCATION OF PROFITS AND LOSSES; DISTRIBUTIONS

            The profits and losses from operations of the Company for any fiscal year or other period or from the sale or other disposition of all or any part of the Company's Property, whether or not they result in a dissolution and liquidation of the Company, shall be allocated to the Members in accordance with their Percentage Interests in the Company. Distributions of Property of the Company shall be made at such times, in such manner and in such amounts as the Managing Member may determine; provided, however, that each such distribution shall be made to the Members in accordance with their respective Percentage Interests in the Company.

                                   ARTICLE VII

                       DISPOSITION OF MEMBERSHIP INTERESTS

            1. Disposition - (a) (i) Except as provided below, no Member shall sell, assign, transfer, bequeath, donate, or grant a security interest in, encumber, pledge, or in any way dispose of his or her interest in the Company (including any beneficial or economic interest therein) or any part thereof, either voluntarily or involuntarily, or withdraw or retire from the Company, without the consent of the Managing Member and the consent of a majority-in-interest of the remaining Members, which consent may be withheld arbitrarily.

                        (ii) Notwithstanding the foregoing, a Member shall, however, have the right to transfer a portion, but not all, of his or her interest in the Company to his or her spouse and/or children and/or to trusts for his or her benefit or the benefit of his or her spouse and/or children or to custodian for his or her children under the Uniform Gift to Minors Act (UGMA), provided that the said transferring Member is appointed as the irrevocable agent to act on behalf of any such transferees for all purposes related to said transferred membership interest, and that the transferees shall, by their acceptance of said interest, be bound by and subject to all of the terms and provisions of this Agreement.

                        (iii) Notice of any transfer shall be promptly provided to the other Members and the Company, and such transfer shall not be deemed finally effected in the books and records of the Company unless and until the transferee shall execute such documents, as shall be prepared by counsel to the Company, to confirm the foregoing and to accept the terms and provisions of this Agreement.

                  (b) The transferee of any Member's interest in the Company shall be subject to all the terms, conditions, restrictions and obligations of this Agreement, including the provisions of this Section.

                  (c) Upon the death of a Member, if such Member's interest in the Company shall be bequeathed or otherwise pass to a person other than a spouse or lineal descendant of such Member (or to or for the benefit of (including a transfer in trust) the aforesaid parties), or in the event of any involuntary transfer of an interest in the Company (which shall include, but not be limited to, any levy, foreclosure or attachment of a Member's interest, or the bankruptcy, voluntary or involuntary, of a Member), the Company shall have the option to purchase the interest of such Member from his or her personal representative or other successor in interest for a period of six (6) months from the date of appointment of a personal representative of the deceased Member or the date of transfer. The option shall be exercised by written notice to the personal representative or other successor in interest. The purchase price, payment method and manner of closing shall be as set forth in paragraphs (d) and
(e) below.

            If the Company shall not elect to purchase the entire interest of such Member within the six (6) month period described above, the remaining Members shall have the option to purchase all or the remaining part thereof, as the case may be, from such Member's personal representative or other successor in interest for a period of an additional three (3) months, in proportion to their interests in the Company. Members electing to purchase the interest of such Member shall have the right to purchase, pro rata, any portion of the interest not subscribed for by the other remaining Members. The Company and the other remaining Members in the aggregate must elect to purchase the entire interest offered or the option shall be deemed not exercised. The purchase price, payment method and manner of closing shall be as set forth in paragraphs
(d) and (e) below.

                  (d) If the Company or remaining Members shall exercise the option granted pursuant to Paragraph (c) hereof, the purchase price of such Member's interest in the Company shall be determined as hereinafter set forth.

            If the Company (or remaining Members) and the personal representative or other successor in interest agree on a purchase price for the Member's interest, such agreed upon price shall be the purchase price. If the parties cannot agree on a purchase price for a Member's interest within ninety
(90) days from the date of the written notice of election by the Company or remaining Members, the purchase price for such Member's interest shall be an amount equal to the net fair market value (i.e., after debts and obligations) of the Company's Property multiplied by such Member's Percentage Interest in the Company. In determining net fair market value, the Company (or remaining Members) and the personal representative or other successor in interest shall agree upon an appraiser who shall determine the net fair market value of the Company's Property. If the parties cannot agree upon an appraiser, each shall appoint an appraiser and the two appraisers so chosen shall appoint a third appraiser. If the two appraisers cannot agree upon a third appraiser, the third appraiser shall be selected under the Commercial Arbitration Rules of the American Arbitration Association. All of the appraisers shall be MAI certified unless all of the parties waive this requirement. The three appraisers shall determine the net fair market value of the Company's Property. However, if they are unable to agree upon a net fair market value, each appraiser shall submit a report as to his or its determination of net fair market value, and the average of the two closest computed net fair market values shall be the net fair market value. Each side shall bear the cost of its appraiser and shall share equally the cost of the third appraiser. The determination of net fair market value by the appraisers shall be made within forty-five (45) days after the expiration of the ninety (90) day period referred to above.

                  (e) The closing of a sale pursuant to paragraph (d) hereof shall be held at a mutually convenient place and on a mutually convenient business day within thirty (30) days following the determination of the purchase price. The Company (or remaining Members) shall have the right to elect to pay up to eighty percent (80%) of the purchase price by delivering a promissory note which shall be due within five (5) years of the closing date, shall provide for interest at the "Prime Rate" announced by Fleet Bank, National Association, Hartford, Connecticut, as of the commencement date of each year that the note exists and payable on the outstanding principal balance of the note at the time payments of principal shall be due, shall provide for quarterly payments of principal at the end of each quarter that the note exists, which shall be sufficient to amortize the principal amount of the note over the term of the note, shall permit prepayment in full or in part without penalty or premium, together with all accrued and unpaid interest, shall allow the holder to receive reasonable costs including attorneys' fees for collection of the note and shall provide for the acceleration of the note in the event of: the sale of all or substantially all of the assets of the Company (and, where purchased by remaining Members, the sale of any interest in the Company by any such remaining Member) or a default in the payment of principal or interest on the note continuing for fifteen (15) days after the same is due. The note shall also contain such other acceleration and default provisions as would be typically contained in such a commercial note.

            2. Dispositions not in Compliance with this Article Void - Any attempted Disposition of a Member's interest in the Company, or any part thereof, not in compliance with this Article VII is null and void ab initio.

            3. No Amendment - The provisions of this Article VII may not be amended.


                                  ARTICLE VIII

                           DISSOLUTION AND WINDING UP

            1. Dissolution - The Company shall be dissolved and its affairs wound up, upon the first to occur of the following events (each of which shall constitute a Dissolution Event):

                  (a) the expiration of the term established in Section 2 of Article II hereof;

                  (b)   the written consent of the Members; or

                  (c)   the entry of a decree of judicial dissolution under
            Section 18-802 of the Act.

            2. Effect of Dissolution - Upon dissolution, the Company shall cease carrying on and begin winding up the Company business, but the Company is not terminated, and shall continue, until the winding up of the affairs of the Company is completed and articles of dissolution have been filed with the Delaware Department of State.

            3. Distribution of Assets on Dissolution - Upon the winding up of the Company, the Property of the Company shall be distributed as provided in the Act and among the Members in accordance with their respective Percentage Interests in the Company.

            4. Winding Up and Certificate of Cancellation - The winding up of the Company shall be completed when all debts, liabilities and obligations of the Company have been paid and discharged or reasonably adequate provision therefor has been made, and all of the remaining Property of the Company has been distributed to the Members. Upon the completion of winding up of the Company, a certificate of cancellation, which shall set forth the information required by the Act, shall be filed in the Delaware Department of State.

                                   ARTICLE IX

                            MISCELLANEOUS PROVISIONS

            1. Entire Agreement; Amendment - This Agreement represents the entire agreement among the Members and between the Members and the Company with respect to the subject matter hereof. This Agreement may be amended only by a written instrument adopted by the Company as provided in this Agreement.

            2. Rights of Creditors and Third Parties under Limited Liability Company Agreement - This Agreement is entered into among the Company and the Members for the exclusive benefit of the Company, the Members and their successors. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other Person. No such creditor or other Person shall have any rights under this Agreement or any agreement between the Company and any Member with respect to any capital contribution, any Member's interest in the Company or otherwise.

            3. Indemnification - The Company shall indemnify and hold harmless, and advance expenses to, any Member, from and against any and all claims and demands whatsoever relating to, or arising out of, actions taken or not taken by such Member in its capacity as such;

provided, however, that no indemnification may be made to or on behalf of any Member if a judgment or other final adjudication adverse to such Member establishes (a) that its acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated or (b) that it personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

            4. Counterparts - This Agreement may be executed in two or more counterparts, all of which taken together shall be deemed one agreement.

            5. Notice - Notice shall be in writing. Notice to the Company shall be addressed to the Company at the address of its principal office established as provided in Section 4 of Article II. Notice to a Member shall be addressed to the Member at the address of such Member reflected in the records of the Company. Notice shall be considered duly given (i) on the day when delivered personally, (ii) on the business day when sent by facsimile provided receipt of such transmission is confirmed, (iii) on the business day immediately succeeding the day on which Notice is sent by recognized overnight courier, and (iv) when received if mailed by first class mail postage prepaid.

            IN WITNESS WHEREOF, the Members have executed this Agreement as of the Effective Date.

                               /s/ Richard P. Richman
                               -------------------------
                               Richard P. Richman

                               /s/ Robert H. Wilder, Jr.
                               -------------------------
                               Robert H. Wilder, Jr.